Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

Q1 2021 Update

2

Disclaimer

This Presentation has been prepared by Nerdy (the "Company") and TPG Pace based in part upon market information and statistics provided by various third-party sources, upon which they rely and which it believes to be reliable; however, the accuracy or completeness of any such third-party information has not been independently verified. The information contained herein does not purport to be all-inclusive and TPG Pace and the Company makes no representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation.

This presentation contains financial forecasts prepared by TPG Pace for its board prior to the signing of the business combination with respect to certain financial metrics of the Company, including, but not limited to, revenues, gross profit, enterprise values, operating expenses and Adjusted EBITDA which are being provided for illustrative purposes only. Neither TPG Pace's nor the Company's independent auditors has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. Furthermore, TPG Pace's due diligence review of the Company's business and financial statements remains ongoing. As a result, because the financial forecasts and projections in this presentation were prepared by TPG Pace and not by the management of the Company, these financial forecasts and projections should not be relied upon as being necessarily indicative of future results and may be impacted by findings made in TPG Pace's due diligence process. This financial forecast was developed in concert by TPG Pace and the Company. Neither TPG Pace nor the Company undertakes any commitment to update or revise the projections, whether as a result of new information, future events, or otherwise.

In addition to the financial forecasts referenced above, this Presentation includes certain other forward-looking statements regarding future performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for the Company's services, and other matters, which assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are outside the control of TPG Pace and the Company; and (iii) should not be regarded as a representation by TPG Pace or the Company that such estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Legacy Businesses defined as Veritas Prep and First Tutors.

Further, the Company projections exclude or otherwise do not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights ("UARs") held by Nerdy employees which will be converted into Stock Appreciation Rights ("SARs") in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information.

In furnishing this Presentation, TPG Pace and the Company undertakes no obligation to provide you with access to any additional information. This Presentation shall not be deemed an indication of the state of affairs of the Company nor shall it constitute an indication that there has been no change in the business or affairs of the Company since the date hereof.

This presentation includes a presentation of Adjusted EBITDA (loss), which is a non-GAAP financial measure. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense and other non-recurring items.

This non-GAAP measure is in addition, and not a substitute for or superior, to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other performance measures derived in accordance with GAAP. Other companies may calculate Adjusted EBITDA (loss) differently, and therefore such measure may not be directly comparable to similarly titled measures of other companies. The Company believes that Adjusted EBITDA (including on a forward-looking basis) provides useful supplemental information. The Company's management uses forward looking non-GAAP measures to evaluate the Company's projected financial and operating performance, its trends and to compare it against the performance of other companies. There are, however, a number of limitations related to the use of Adjusted EBITDA and its nearest GAAP equivalents.

Please refer to footnotes where presented on each page of this Presentation or to the appendix for a description of Adjusted EBITDA. This presentation also includes certain historical and forecasted non-GAAP financial measures. The Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of certain historical and forward looking non-GAAP financial measures is included.

This Presentation includes logos or other words or devices that may be registered trademarks of their respective owners. Such use is solely for purposes of convenience in referring to the trademark owners and their products/services. This Presentation and its contents are not endorsed, sponsored, or affiliated with any trademark owner, other than those associated with the Company.

No Offer or Solicitation

This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information For Investors and Shareholders

In connection with the proposed business combination, TPG Pace has filed a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC. Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed business combination. The materials to be filed TPG Pace with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of TPG Pace's shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace's executive officers and directors in the solicitation by reading the registration statement on Form S-4 and the related proxy statement/prospectus filed in connection with the business combination and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

• The Company’s purpose-built proprietary platform leverages AI to connect learners of all ages to experts and deliver superior value on is a leading curated both sides of the network direct-to-consumer • Nerdy’s comprehensive learning destination provides learning experiences across 3,000+ platform for learning subjects and multiple formats — including one-on-one instruction, small group classes, and live online large group classes, and adaptive self-study instruction • Nerdy hosted its Analyst day on April 20th link and released Q1 2021 earnings on May 5th link© Nerdy / TPG Pace Tech Opportunities Corp. 20213

4

Nerdy Update

Investment Thesis

- Large TAM Ripe for Disruption
- Leading Direct-to-Consumer Platform for Learning
- Attractive Unit Economics
- Scalable Technology Platform
- Network Effects and Data Create Deep Competitive Moat
- Business is at an Inflection Point
- Founder Led, Seasoned Management Team
- Creating Positive Change

Key Operating Metrics

$35M Total Revenue[1] Q1-21	+100% Online Revenue Growth[2] Q1-21 YoY Growth	68% Gross Margin Q1-21
+67% Active Learner Growth[3] Q1-21 YoY Growth	nerdy	+186% Online Session Growth[4] Q1-21 YoY Growth
>3x LTV/CAC[5]	68 2020 Paid Learner Avg. NPS Score[6]	+64% Aided Brand Awareness[7]

Q1 2020 vs. Q1 2021 Performance


Total Revenue [1]
+50%
$23
$35
1Q 2020
1Q 2021
Online Revenue [2]
+100%
$17
$35
1Q 2020
1Q 2021
Gross Margin
440+ bps
63%
68%
1Q 2020
1Q 2021

TPG Pace 2021 Forecast by Quarter[8]

($ in Millions)	Q1 2021F	Q1 2021A	Q2 2021F	Q3 2021F	Q4 2021F	2021F
Total Revenue	$32	$35	$28	$35	$43	$138
Gross Profit	22	23	19	24	31	96
Net Income	(4)	(6)	0	(7)	0	(11)
Adjusted EBITDA[9]	(1)	(0)	(5)	(4)	3	(8)
YoY Growth Rates and Margins:						
Total Revenue - % YoY Growth	***41%***	***50%***	***30%***	***31%***	***30%***	***33%***
% Gross Margin	***67%***	***68%***	***68%***	***70%***	***71%***	***70%***

TPG Pace Forecast[8]

($ in Millions)	2018A	2019A	2020A	2021F	2022F	2023F
Active Learners ('000s)[3]	**47**	**63**	**87**	**130**	**199**	**284**
Online Revenue[2]	**$42**	**$64**	**$97**	**$138**	**$198**	**$267**
Total Revenue[1]	72	90	104	138	198	267
Gross Profit	**46**	**60**	**69**	**96**	**141**	**193**
Net Income	(25)	(22)	(25)	(11)	(14)	1
Adjusted EBITDA[9]	(21)	(14)	(9)	(8)	(3)	14
YoY Growth Rates and Margins:						
Active Learners - % YoY Growth		***34%***	***37%***	***50%***	***53%***	***43%***
Online Revenue - % YoY Growth		***54%***	***51%***	***42%***	***43%***	***35%***
Total Revenue - % YoY Growth		*26%*	*15%*	*33%*	*43%*	*35%*
% Gross Margin	***63%***	***66%***	***66%***	***70%***	***71%***	***72%***

Note: Please refer to page 5 for detailed footnotes.

TPG nerdy

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

5

Nerdy Update *(cont'd)*

COVID Impact and Recovery

2020

Created Short Term Challenges

Some schools went to optional grading, many standardized tests and professional exams were suspended, which led to declines in demand for our solutions

We Responded with Innovation

We finished our transition to delivering live instruction 100% online. Invested in new products & integrated learning formats into single destination. Improved unit level economics and free cash flow

2021 and Beyond

Headwinds Turn to Tailwinds

We expect consumer need for supplemental help to grow as students look to catch up academically. Standardized and professional testing resumes

Accelerated Trend Toward Online

Consumers realized superior convenience, quality and value of online experience vs. offline

States Reopening

Growth in "open" states accelerated at higher rates than states still predominantly using online or hybrid learning. Reopening expected to act as a growth catalyst

LTV Expansion[10]

LTV expansion driven by multi-format engagement and higher consumption

Recent cohorts' initial LTV significantly higher than historical periods

2H 2020 Cohorts surpassed in one quarter the LTV of the same 2019 cohorts after five quarters

Q3 2020 and Q4 2020 demonstrate expansion durability


1Q
+13%[11]
Net LTV
Elapsed Quarters
2Q
+24%[11]
Net LTV
Elapsed Quarters
3Q
+38%[11]
Net LTV
Elapsed Quarters
4Q
+28%[11]
Net LTV
Elapsed Quarters
2019
2020

1Q 2021 Momentum


Active Learners[3]
('000s)
+67%
Q1-21 YoY Growth
23
25
23
27
28
30
38
44
47


Online Sessions[4]
('000s)
+186%
Q1-21 YoY Growth
411
477


Sessions Taught
Per Active Expert[12]
+60%
Q1-21 YoY Growth
27
27
31
31
40
43

Note: Please refer to the last page for detailed footnotes.

Peer Trading Metrics[13]

	Share Price	Enterprise Value	Enterprise Value / Revenue 2021E	Enterprise Value / Revenue 2022E	Enterprise Value / Gross Profit 2021E	Enterprise Value / Gross Profit 2022E	Revenue Growth 2021E	Revenue Growth 2022E	Revenue Growth 2023E	Gross Margin (%) 2021E	Gross Margin (%) 2022E	Gross Margin (%) 2023E	EBITDA 2021E	EBITDA 2022E	EBITDA 2023E
Chegg	$83.18	$11,561	14.5x	11.9x	21.2x	17.1x	27%	22%	19%	69%	70%	71%	$278	$348	$457
Fiverr	191.67	7,532	26.1x	19.3x	31.2x	23.1x	54%	35%	26%	84%	84%	84%	22	62	96
Coursera	45.65	6,697	18.5x	14.6x	34.6x	26.8x	23%	27%	23%	54%	54%	56%	(55)	(53)	(42)
Peer Average			19.7x	15.3x	29.0x	22.3x	35%	28%	23%	69%	69%	70%			
Nerdy	$10.53	$1,503	10.9x	7.6x	15.6x	10.6x	33%	43%	35%	70%	71%	72%	($8)	($3)	$14

TPG nerdy

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

6Non-GAAP Reconciliations (unaudited)14$ in Millions Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Net Income $(5) $(4) $(8) $(6) $(8) $(4) $(8) $(5) $(6) Interest Income / Expense, Net001111111 Taxes00(0)000(0)00 Depreciation & Amortization111112222 Non-Cash Compensation Expense100100001 Non-Recurring Items14——————122 Adjusted EBITDA $(3) $(3) $(6) $(3) $(5) $(1) $(3) $0 $(0)Footnotes1. Q1 2021 total revenue shown on U.S. GAAP basis. 7. Survey of general population, 1,000 Parents of K-12 learners. Conducted by Halsted Strategy Group, Nov 2020.2. Online learning format revenue, defined as one-on-one online revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed 8. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting in April 2020. treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. 3. Active Learners defined as the unique number of learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 9. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure.4. Online Sessions are defined as the number of online one-on-one sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy 10. Total Net Sales Lifetime Value (“LTV”) defined as new one-on-one customer cohort actual spend for historical months, multiplied by average net sales gross margin rate. Businesses and VT+.11. Percentage change represents most mature quarter LTV of the 2020 cohort as compared to the same quarter of the 2019 cohort.5. Total Net Sales Lifetime Value (“LTV”) defined as new one-on-one customer cohort actual spend for historical months and forecasted revenue for future periods, minus actual and 12. Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert forecasted cost of goods sold, extrapolating full-quarter trends since transition to 100% online and launch of multi-learning destination strategy. Customer Acquisition Cost (“CAC”) defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+. defined as Q4-20 “Sales & Marketing Expense” to acquire a new customer, excluding test marketing spend, defined as marketing expense for free classes, School at Home, television and test marketing, and excluding payroll or outside consultant expenses. Amounts exclude Legacy Businesses and VT+. Net sales is a non-GAAP measure representing client 13. Source for third-party information: SEC filings, Wall Street research, S&P Capital IQ as of 5/4/2021. purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. 14. Non-recurring items in 2020 are related to a recorded loss for an office sublease and transaction related costs. 2021 includes one-time non-recurring items related to the expected 6. Net Promoter or Net Promoter Score is the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 minus forgiveness of a Promissory loan and transaction related costs. the percentage rating this at 6 or below on a scale from 0 to 10. Varsity Tutors client trigger-based NPS survey data, Q1-Q4 2020; n=700. Note: Quarterly information is unaudited.© Nerdy / TPG Pace Tech Opportunities Corp. 202161